December 1, 2005

Via Mail and Fax

Mr. William H. Swanson
Chief Executive Officer
Raytheon Company
870 Winter Street
Waltham, MA 02451

	RE: 	Raytheon Company
		Form 10-K: For the Year Ended December 31, 2004
		File Number: 001-13699

Dear Mr. Swanson:

	We have reviewed the above referenced filing and have the following comments. We have limited our review to only the financial statements and related disclosures and do not intend to expand our review to other portions of your filing. Where indicated, we believe you should revise your future filings in response to these comments.
If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K: For the Year Ended December 31, 2004

Item 7. Management`s Discussion and Analysis ... page 33
Commitments and Contingencies, page 47

1. We note your disclosure on page 50 that the table for contractual obligations on page 49 excludes purchase commitments that can be recovered through pricing of products and services. To the extent that these commitments are material, it appears that such should be included in the table, since the timing of the cash flows between your purchases and the amounts therefore that may be recovered, if any, may significantly differ. Tell us the amount of such commitments for the periods as presented in the table and revise the table as appropriate. Conform the disclosure in Note L to the financial statements in regard to these purchase commitments as well, in accordance with paragraph 7 of FAS 47.

Item 8. Financial Statements and Supplementary Data, page 52
Consolidated Statements of Cash Flows, page 58

2. Please explain to us why it is appropriate to classify the $130 million debt guarantee payment in 2003 associated with Space Imaging
as an investing activity and not an operating activity.   We note
your disclosure that the offset to the liability you accrued in
2002
in connection with this payment was charged to other expense. Refer to any guidance you relied on in support of your treatment.

Notes to Consolidated Financial Statements, page 59
Note A: Accounting Policies, page 59
Lot Accounting, page 60

3. It appears that the following disclosures in accordance with Rule
5-02.6(b) and (d) of Regulation S-X are applicable to your circumstances but have not been provided:
* number of units delivered to date and the number of units on order
(second paragraph of paragraph (b))
* portion of the aggregate amount of production costs and any related deferred costs which exceeds the aggregate estimated costs of all in-process and delivered units that would not be absorbed in cost of sales based on existing firm orders at the latest balance sheet date
(paragraph i within paragraph (d)) and
* if practicable, the amount of deferred costs by type of cost (paragraph i within paragraph (d)).
Please provide the indicated disclosures, or explain to us why this is not necessary.


Note I: Equity Security Units, page 75

4. We note your disclosure that RC Trust I is a variable interest entity of which you are not the primary beneficiary. Please explain to us in detail how you arrived at this determination. Your response should refer to all applicable provisions of FIN 46(R) considered by you in your analysis.


		We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. You may contact Doug
Jones at 202-551-3309 or me at 202-551-3812 with any questions.

	Sincerely,



	Michael Fay
	Accounting Branch Chief

cc: Mr. Biggs C. Porter, Vice President and Corporate Controller
and Acting Chief 	Financial Officer
(via facsimile at 781-522-6411)